UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2023

Commission File Number 0-21388

Senstar Technologies Ltd.
(Translation of registrant’s name into English)

10th Floor, Gibor Sport Tower 7 Menachem Begin Road
Ramat Gan 5268102, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

This Report on Form 6-K is incorporated by reference into the Registrant's Registration Statements on Form S-8 - File Nos. 333-164696, 333-174127 and 333-190469.

Results of Special and Annual General Meeting

On December 27, 2023, Senstar Technologies Ltd. (“Senstar-Israel”) held a Special and Annual General Meeting of Shareholders (the “General Meeting”) at Senstar-Israel’s principal executive offices at 10th Floor, Gibor Sport Tower, 7 Menachem Begin Road, Ramat Gan 5268102, Israel.

At the General Meeting, Senstar-Israel’s shareholders (i) approved the Redomiciliation Proposal (as defined below) by a majority vote of approximately 99.9% of the Senstar-Israel ordinary shares present, in person or by proxy, and voting on the Redomiciliation Proposal, and (ii) approved the other resolutions presented to the shareholders for approval at the General Meeting by the majority voting thresholds required under the Israeli Companies Law, 5759-1999 (the “ICL”), and Senstar-Israel’s Articles of Association, as follows:

1.
To approve (i) the Agreement and Plan of Merger dated as of September 26, 2023 (as it may be amended from time to time, the “Merger Agreement”) by and among Senstar-Israel, a newly established Ontario corporation known as Senstar Technologies Corporation (“Senstar-Ontario”), and Can Co Sub Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Senstar-Ontario (“Merger Sub”); (ii) the merger of Merger Sub with and into Senstar-Israel in accordance with Sections 314-327 of the ICL, following which Merger Sub will cease to exist as a separate legal entity and Senstar-Israel will become a wholly-owned subsidiary of Senstar-Ontario (the “Merger”); (iii) the right to receive one (1) validly issued, fully paid and nonassessable common share of Senstar-Ontario, subject to applicable withholding taxes, for each ordinary share, par value NIS 1.00 per share, of Senstar-Israel held by Senstar-Israel’s shareholders as of immediately prior to the effective time of the Merger; and (iv) all other transactions contemplated by the Merger Agreement and related to the Merger, as detailed in Senstar-Israel’s proxy statement/prospectus for the General Meeting (collectively, the “Redomiciliation Proposal”).

2.
To reelect Gillon Beck to serve as a director on the Board of Directors of Senstar-Israel until the earlier of (i) the closing of the Merger, (ii) the 2024 annual general meeting of shareholders, or (iii) his prior termination or resignation.

3.
To reelect Amit Ben-Zvi to serve as a director on the Board of Directors of Senstar-Israel until the earlier of (i) the closing of the Merger, (ii) the 2024 annual general meeting of shareholders, or (iii) his prior termination or resignation.

4.
To reelect Jacob Berman to serve as a director on the Board of Directors of Senstar-Israel until the earlier of (i) the closing of the Merger, (ii) the 2024 annual general meeting of shareholders, or (iii) his prior termination or resignation.

5.
To reelect Avraham Bigger to serve as a director on the Board of Directors of Senstar-Israel until the earlier of (i) the closing of the Merger, (ii) the 2024 annual general meeting of shareholders, or (iii) his prior termination or resignation.

6.
To reelect Moshe Tsabari to serve as an External Director (within the meaning of the ICL) on the Board of Directors of Senstar-Israel until the earlier of (i) the closing of the Merger, (ii) the three year anniversary of the General Meeting, or (iii) his prior termination or resignation.

7.
To ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Senstar-Israel’s independent public accountants for the year ending December 31, 2023, and for such additional period until the next annual general meeting of shareholders, and to authorize the Board of Directors (or, the Audit Committee, if authorized by the Board of Directors (subject to the ratification of the Board of Directors)) to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.

Additional information on the General Meeting, the Redomiciliation Proposal and the other resolutions that were approved at the General Meeting can be found in Senstar-Israel’s Proxy Statement for the General Meeting, dated November 21, 2023.

Timeline for Consummation of the Redomiciliation

Upon receipt of all regulatory clearances required for the consummation of the Redomiciliation, Senstar-Israel will update the shareholders on the expected closing date of the Redomiciliation. In accordance with the ICL, the Redomiciliation may not be consummated until at least 30 days after the date of the General Meeting.

No Offer or Solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

On September 27, 2023, Senstar-Ontario filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, as amended on November 14, 2023 (as amended, the “Registration Statement”), that included a preliminary prospectus with respect to Senstar-Ontario Common Shares to be issued in the proposed transaction and a proxy statement of Senstar-Israel in connection with the Merger and the plan to redomicile Senstar-Israel, the parent company of the Senstar group of companies, to be an entity organized in the Province of Ontario, Canada instead of Israel. The Registration Statement was declared effective on November 16, 2023, and a copy of the final proxy statement/prospectus and a copy of the final proxy statement/prospectus was furnished to the SEC on November 21, 2023 and mailed to Senstar-Israel’s shareholders. This document is not a substitute for any prospectus, proxy statement or any other document that Senstar-Ontario or Senstar-Israel may file with the SEC in connection with the proposed transaction. Investors are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain a free copy of these documents (when they become available) by directing a written request to: Senstar Technologies Ltd., 10th Floor, Gibor Sport Tower, 7 Menachem Begin Road. Ramat Gan 5268102, Israel, Attention: Chief Financial Officer, Tel: +972-74-794-5200.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario), which we refer to collectively as forward-looking statements. These forward-looking statements are not limited to historical facts, but reflect Senstar-Ontario’s and Senstar-Israel’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “seek,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: risks associated with Senstar-Israel’s ability to consummate the proposed Redomiciliation and the timing of the closing of the proposed Redomiciliation, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed Redomiciliation will not occur; the occurrence of any event, change, or other circumstances that could give rise to the termination of the Merger Agreement; the outcome of any legal proceedings that may be instituted against Senstar-Israel following the announcement of the Merger Agreement and the transactions contemplated therein; unanticipated difficulties or expenditures relating to the proposed Redomiciliation; and the ability to recognize the anticipated benefits of the proposed Redomiciliation.

Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those risks discussed under the heading “Risk Factors” in Senstar-Israel’s most recent Annual Report on Form 20-F filed with the SEC and in the final proxy statement/prospectus contained in the Registration Statement, including, without limitation, risks associated with the war and hostilities between Israel and Hamas and Israel and Hezbollah. These forward-looking statements are made only as of the date hereof, and, except as required by applicable law or regulation, Senstar-Israel undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Senstar Technologies Ltd.

By:	/S/ Tomer Hay
Name:	Tomer Hay
Title:	Chief Financial Officer

Date: December 27, 2023